As filed with the Securities and Exchange Commission on September 21, 2023

Registration No. 333-269416

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1

TO

Form S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF

CERTAIN REAL ESTATE COMPANIES

Cohen & Steers Income Opportunities REIT, Inc.

(Exact Name of Registrant as Specified in Governing Instruments)

280 Park Avenue

New York, NY 10017

(212) 832-3232

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Cohen & Steers Capital Management, Inc.

Francis C. Poli

280 Park Avenue

New York, NY 10017

(212) 832-3232

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Rajib Chanda

Ryan Bekkerus

Benjamin Wells

Simpson Thacher & Bartlett LLP

425 Lexington Avenue New York,

New York 10017

(212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-269416

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (No. 333-269416) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

PART II

Information Not Required in the Prospectus

Item 36. Financial Statements and Exhibits.

(b) Exhibits. The following exhibits are filed as part of this registration statement:

Exhibit Number	Description

3.1*	Second Articles of Amendment and Restatement of Cohen & Steers Income Opportunities REIT, Inc.

3.2*	Second Amended and Restated Bylaws of Cohen & Steers Income Opportunities REIT, Inc.

4.1*	Amended and Restated Share Repurchase Plan

10.1*	Amended and Restated Advisory Agreement, dated as of September 18, 2023, by and among Cohen & Steers Income Opportunities REIT, Inc., Cohen & Steers Income Opportunities REIT Operating Partnership, L.P., and Cohen & Steers Capital Management, Inc.

99.1*	Policy with Respect to Investments in Mortgage Pools

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement on Form S-11 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 21, 2023.

Cohen & Steers Income Opportunities REIT, Inc.

By:	/s/ James S. Corl
Name: Title:	James S. Corl Chief Executive Officer & Chief Investment Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-11 has been signed by the following persons in the following capacities on September 21, 2023.

Signature	Title

/s/ James S. Corl James S. Corl	Chief Executive Officer & Chief Investment Officer (principal executive officer)

/s/ Arjun Mahalingam Arjun Mahalingam	Chief Financial Officer & Treasurer (principal financial officer and principal accounting officer)

* Robert H. Steers	Chairperson of the Board

* Joseph M. Harvey	Director

* Dana Roffman	Independent Director

* John W. Thiel	Independent Director

* W. Edward Walter	Independent Director

*By:	/s/ Arjun Mahalingam
Arjun Mahalingam Attorney-in-fact